Teva Announces FDA Acceptance of the Biologics License Application for Reslizumab
Investigational Biologic for the Treatment of Inadequately Controlled Asthma in Patients with
Elevated Blood Eosinophils Accepted for Review

Jerusalem, June 15, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the Biologics License Application (BLA) for reslizumab, the company’s investigational humanized monoclonal antibody (mAb) which targets interleukin-5 (IL-5), for the treatment of inadequately controlled asthma in adult and adolescent patients with elevated blood eosinophils, despite an inhaled corticosteroid (ICS)-based regimen.

“Despite currently available medicines, uncontrolled asthma remains a serious problem for patients, physicians and healthcare systems, highlighting the need for targeted new treatment options,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. “The reslizumab BLA filing acceptance represents a significant milestone for Teva as we work toward serving a specific asthma patient population that is defined by elevated blood eosinophil levels and inadequately controlled symptoms despite standard of care therapy. In clinical trials, patients treated with reslizumab showed significant reductions in the rate of asthma exacerbations and significant improvement in lung function. If approved, we believe reslizumab will serve as an important new targeted treatment option to achieve better asthma control for patients with eosinophil-mediated disease.”

The BLA for reslizumab includes data from Teva’s Phase III BREATH clinical trial program. The program consisted of four separate placebo-controlled Phase III trials involving more than 1,700 adult and adolescent asthma patients with elevated blood eosinophils, whose symptoms were inadequately controlled with inhaled corticosteroid-based therapies. Results from these studies demonstrated that reslizumab, in comparison to placebo, reduced asthma exacerbation rates by at least half and provided significant improvement in lung function and other secondary measures of asthma control when added to an existing ICS-based therapy. Common adverse events in the reslizumab treatment group were comparable to placebo and included worsening of asthma, nasopharyngitis, upper respiratory infections, sinusitis, influenza and headache. Two anaphylactic reactions were reported and resolved following medical treatment at the study site.

Results from the reslizumab BREATH program were recently presented at the American Thoracic Society 2015 Annual Meeting and the American Academy of Allergy, Asthma and Immunology 2015 Annual Meeting, in addition to being published in The Lancet Respiratory Medicine. The BLA for reslizumab has been accepted for filing by the FDA for standard review, with FDA Regulatory Action expected in March 2016.

About Reslizumab

Reslizumab is an investigational humanized monoclonal antibody which targets interleukin-5 (IL-5). IL-5 is a key cytokine involved in the maturation, recruitment, and activation of eosinophils, which are inflammatory white blood cells implicated in a number of diseases, such as asthma. Elevated levels of blood eosinophils are a risk factor for future asthma exacerbations. Reslizumab binds circulating IL-5 thereby preventing IL-5 from binding to its receptor.

About Asthma
Asthma is a chronic (long term) disease usually characterized by airway inflammation and narrowing of the airways, which can vary over time. Asthma may cause recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Eosinophils
Eosinophils are a type of white blood cell that are present at elevated levels in the lungs and blood of many asthmatics. Evidence shows that eosinophils play an active role in the pathogenesis of the disease. IL-5 has been shown to play a crucial role in maturation, growth and activation of eosinophils. Increased levels of eosinophils in the sputum and blood have been shown to correlate with severity and frequency of asthma exacerbations.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

# # #